Exhibit 23.1

Independent Registered Public Accounting Firm Consent

We consent to the reference to our firm under the captions “Summary Consolidated Financial Data,” “Selected Consolidated Financial and Operating Data,” and “Experts” and to the use of our reports dated February 27, 2004 (except Note 13, as to which the date is July 15, 2004), in Amendment No. 4 to the Registration Statement (Form S-1 No. 333-113915) and related Prospectus of Empi, Inc. for the registration of its common stock.

Our audits also included the financial statement schedule of Empi, Inc. listed in Item 16(b). This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/    ERNST & YOUNG LLP

Minneapolis, Minnesota

August 2, 2004